NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY DRILLS ANOTHER SUCCESSFUL SIDETRACK WELL IN VIETNAM

CALGARY, Alberta – May 7, 2007 – Talisman (Vietnam 15-2/01) Ltd., a wholly owned subsidiary of Talisman Energy Inc., has drilled a successful sidetrack well into its Hai Su Trang (HST) discovery made earlier in the year offshore Vietnam, providing valuable appraisal and field delineation data on the HST oil accumulation. This follows an earlier successful sidetrack into the adjacent Te Giac Trang (TGT) industry discovery.

"The continuing success in Vietnam keeps us moving forward towards our first development in Block 15-2/01 and reinforces our belief in the significant commercial potential of the block" said Dr. Jim Buckee, President and Chief Executive Officer of Talisman. "The well results are very encouraging because, not only do we see continuity in the oil bearing sands encountered in the original discovery well, but we also encountered new sands structurally higher in the section. It is great to have three successes so early on in the exploration term and we are very excited about the three-well exploration program planned for the third quarter of this year. This program is expected to test three prospects which potentially are all larger than HST, including a very large basement structure."

The sidetrack appraisal well was drilled to a total depth of 3,342 metres (measured depth) and successfully penetrated the HST structure on Block 15-2/01 approximately 1.1 kilometres to the northeast of the original discovery location. The sidetrack encountered 51 metres of net oil pay at a structural elevation very similar to the discovery well. Extensive down-hole well logging and sampling has confirmed the presence and quality of the same oil bearing zones that were discovered and tested in the original HST discovery well. With this new information, Talisman and co-venturer, PetroVietnam Exploration and Production Company ("PVEP"), expect to be able to move quickly to full field development.

The HST discovery is located in Block 15-2/01, 50 miles off the east coast of Vietnam on trend with large oil and gas discoveries in the Cuu Long Basin. In January 2007, Talisman announced that the HST discovery well had tested 14,863 bbls/d of oil from a separate fault block updip and adjacent to the 2005 TGT Block 16-1 industry discovery. In March 2007, Talisman announced that the first sidetrack well from the HST discovery successfully tested oil from the Lower Miocene formation, confirming that the adjacent TGT industry discovery extends onto Block 15-2/01.

Thang Long Joint Operating Company (TLJOC), a special purpose company established for conducting all operations on Block 15-2/01, plans to commence drilling three new exploration wells in 2007 to evaluate a very exciting basement structure as well as two more of the many Miocene/Oligocene clastic prospects that are on trend with the HST discovery. Further exploration drilling is anticipated beyond 2007. Talisman holds a 60% working interest share in any commercial discoveries on Block 15-2/01 with PVEP holding the remaining 40%.

TLJOC is in the process of preparing a reserves assessment report in preparation for a project development plan. Talisman and TLJOC believe that a joint area development presents the best opportunity to maximize reserves and the economics for all parties. Discussions will be ongoing with the operators of the TGT discovery in Block 16-1.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate
      & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

16-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively "forward-looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among others, business plans for drilling, exploration and development and estimated timing; business strategy and plans; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: "expects," "does not expect" or "is expected," "anticipates" or "does not anticipate," "plans" or "planned," "estimates" or "estimated," "projects" or "projected," "forecasts" or "forecasted," "believes," "intends," "likely," "possible," "probable," "scheduled," "positioned," "goals," or "objectives" or state that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. In particular, statements that discuss future business plans for drilling, exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves estimates, reserves life and underlying reservoir risk;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;

- uncertainties as to the availability and cost of financing and changes in capital markets;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- changes to general economic and business conditions;
- the effect of acts of, or actions against, international terrorism;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
- the Company's ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the headings "Management's Discussion and Analysis – Risk Factors" and elsewhere in the Company's 2006 Annual Financial Report. Additional information may be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.